SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  23 April 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 9 April 2010
99.2	Additional Listing dated 15 April 2010

Exhibit No: 99.1

9 April 2010

INTERCONTINENTAL HOTELS GROUP PLC
(the "Company")

Notification of transactions by directors, persons discharging managerial responsibility
("PDMR")
or connected persons

On 8 April 2010 the following directors and other PDMRs were awarded conditional rights over the numbers of the Company's ordinary shares shown below, under the Company's Long Term Incentive Plan 2010-2012 ("the LTIP").  Under the terms of the LTIP, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Number of
shares awarded
Director
Andrew Cosslett	160,807
Richard Solomons	101,818

Other PDMRs
Jim Abrahamson	79,008
Tom Conophy	71,557
Kirk Kinsell	75,411
Tracy Robbins	55,873
Tom Seddon	65,519
George Turner	42,830

The performance measurement period is from 1 January 2010 to 31 December 2012 and the awards will vest on the business day after the announcement of the Company's 31 December 2012 year end financial results.

---------------Ends--------------

Name of Contact for this RNS Announcement:

Catherine Springett                                                                    Tel: 01895 512000
Company Secretariat
InterContinental Hotels Group PLC

Exhibit No: 99.2

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 180,000 Ordinary shares of 13 29/47pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List . The shares shall rank equally with the existing issued shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 April 2010